

June 29, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: AIM ETF Products Trust
        Issuer CIK: 0001797318
        Issuer File Number: 333-235734/811-23504
        Form Type: 8-A12B
        Filing Date: June 29, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of AllianzIM International Equity Buffer15 Uncapped Jul ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications